Morgan Stanley & Co. LLC

1585 Broadway Avenue

New York, New York 10036

United States of America

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

United States of America

As representatives of the prospective underwriters

VIA EDGAR

November 13, 2018

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Michael Clampitt
Mr. Eric Envall
Mr. Hugh West
Ms. Cara Lubit

Re:	Weidai Ltd. (CIK No. 0001734902) (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-226790)
Registration Statement on Form 8-A (Registration No. 001-38734)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Standard Time on November 14, 2018, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between November 7, 2018 and the date hereof, copies of the Company’s Preliminary Prospectus dated November 7, 2018 were distributed as follows: approximately 400 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.

As representatives of the prospective underwriters

Morgan Stanley & Co. LLC

By:	/s/ Daniel Wetstein
Name:	Daniel Wetstein
Title:	Managing Director

Citigroup Global Markets Inc.

By:	/s/ Lydia Liu
Name:	Lydia Liu
Title:	Managing Director